

June 6, 2013

Via U.S. Mail
Mr. Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

> **Re: WCI Communities, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2013**
> **Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1**
> **Filed May 28 and 30, 2013**
> **File No. 333-188866**

Dear Mr. Bass:

We reviewed the filings and have the comments below.

General

1. Please note that any communication regarding your confidential treatment request will be made under separate cover.

Prospectus' Outside Front Cover Page

2. The footnote on compensation payable to the underwriters and the statement on the delivery of shares of your common stock to purchasers are not required by Item 501 of Regulation S-K and are not key to an investment decision. Please delete this information from the outside front cover page.

Summary, page 1

3. Refer to comment 8 in our May 16, 2013 letter on your draft registration statement. The description of your business, competitive strengths, and strategy continues to include detailed information better suited for the body of the prospectus. Please revise to highlight key aspects of your business, competitive strengths, and strategy. For example, consider listing

the key aspects of your strategy in bullet point format with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497.

Capitalization, page 56

4. We note your response to comment 42 from our letter dated May 16, 2013. Please expand your disclosure in note (5) on page 57 to disclose the following:

    •   the carrying amount of the Series A and B preferred stock prior to repurchase;

    •   the fair value of the of the shares of common stock exchanged for the Series A preferred stock; and

    •   the resulting amount that will be subtracted form net income to arrive at income available to common shareholders in your calculation of earnings per share.

Selected Consolidated Financial Data, page 61

5. Please revise to disclose earnings (loss) per share from continuing operations and discontinued operations. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012, page 71

6. We note your response to comment 18 from our letter dated May 16, 2013. Your revised disclosures indicate that your Homebuilding gross margins were positively impacted by the low book value of your land but do not provide quantification of the impact. Please revise to quantify the incremental impact that resetting land book values in September 2009 had upon your Homebuilding cost of sales and gross margins for the periods presented. Please also clarify for us why you are unable to quantify the amount of land still held in inventory at September 2009 fair values. Since you are able to determine that your Homebuilding gross margins were positively impacted by the low book value of your land, it appears that you may have a mechanism to track the value of that land.

Non-GAAP measures, page 68

7. We note your response to comment 20 from our letter dated May 16, 2013. It continues to appear that some of the limitations you present and discuss appear to be more closely related with limitations typically associated with non-GAAP measures. Please tell us how you considered eliminating or revising the limitations discussed in the first and fourth bullets and your reference to cash requirements in the third bullet so that these disclosures more accurately address the limitations of Adjusted EBITDA as a performance measure.

Critical Accounting Policies, page 86

Real Estate Inventories and Capitalized Interest, page 87

8. We note your response to comment 24 from our letter dated May 16, 2013 and your revised disclosures on pages 77 and F-17. Please revise your filing here or on page 77 to provide enhanced disclosures identifying the location of the six land parcels and three amenities assets that were impaired during 2011. Since you have operations in a relatively small number of communities throughout Florida, please also revise your disclosures to explain how the changes in market conditions and fair value estimates that resulted in the impairment of these assets did not also result in impairments to your other real estate inventories in nearby communities.

9. We note your response to comment 25 from our letter dated May 16, 2013 and your revised disclosures on pages 77 and F-17. Please tell us if there were any communities and/or land parcels analyzed for impairment as of December 31, 2012 or March 31, 2013 for which no impairment was recognized; however, the undiscounted cash flows associated with the communities and/or land parcels were not substantially in excess of the carrying value. If so, please revise your filing both to quantify the number of communities and/or land parcels affected as well as the aggregate carrying value of those communities and/or land parcels.

Annual Cash Incentives, page 163; Annual Incentive Compensation Plan, page 169

10. Refer to comment 27 in our May 16, 2013 letter on your draft registration statement. For each financial objective, disclose also the amounts for the threshold and the maximum performance levels. We note the disclosure in appendix A to exhibit 10.22 for the 2012 management incentive compensation plan or 2012 MICP and the disclosure in appendix A to exhibit 10.23 for the 2013 MICP. Additionally, disclose your actual 2012 performance relative to each financial objective of the 2012 MICP.

Principal and Selling Stockholders, page 183

11. Describe briefly how the selling stockholders acquired the securities being offered for resale.

12. Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is a broker-dealer. If a selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder is an affiliate of a broker-dealer and cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

13. For a selling stockholder that is a legal entity, identify the natural person or persons who exercises voting or investment control or both over the securities held by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

14. Indicate the nature of any position, office, or other material relationship which a selling stockholder has had within the past three years with WCI Communities, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Lock-Up Agreement, page192

15. Refer to comment 28 in our May 16, 2013 letter on your draft registration statement. As requested previously, describe briefly the factors that Citigroup would consider in determining whether to release any of the securities subject to the lock-up agreements.

Experts, page 195

16. We note your response to comment 30 from our letter dated May 16, 2013. We continue to believe that the change in accountant disclosures required by Item 304 of Regulation S-K should be provided. Please refer to Part 1, Item 11(i) of Form S-1, and revise to include all the disclosures required by Item 304 of Regulation S-K.

<u>Audited Consolidated Financial Statements</u>

<u>4. Property and Equipment, net, page F-17</u>

17. We note your response to comment 35 from our letter dated May 16, 2013. Please revise to clarify whether the amount of amenities assets separately disclosed are presented gross or net of accumulated depreciation.

<u>10. Community Development District Obligations, page F-21</u>

18. We note your response to comment 36 from our letter dated May 16, 2013. Please tell us how you considered ASC 210-10-45-4(a) and Rule 5-02.01 of Regulation S-X in evaluating if cash held by community development districts should be separately presented as restricted cash. Please also revise your filing to clarify what contributes to the difference between the total amount of the community development district bond obligation issued and outstanding ($35.2 million at December 31, 2012) and the amount you record in accounts payable and other liabilities, which represents the amount of bond obligations you may be required to pay ($9.7 million at December 31, 2012). If it is reasonably possible that you may be required to pay more than the amount accrued within accounts payable as of December 31, 2012, please refer to ASC 450-20-50 and revise to disclose one of the following:

- Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

- Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

- Indicate that the amount cannot be estimated. To the extent that the amount cannot be estimated, please revise to briefly explain the reasons why an estimate cannot be made.

<u>14. Income Taxes, page F-25</u>

19. Please revise your filing to disclose the information provided in your response to comment 38 from our letter dated May 16, 2013. Please also revise to clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the net operating losses that give rise to the remaining balance of deferred tax assets as of December 31, 2012. We believe inclusion of this information in a manner similar to that provided in your response letter will provide investors with greater transparency regarding the circumstances surrounding the

recoverability of your deferred tax assets and your material income tax benefit recognized during 2012.

20. We note your response to comment 41 from our letter dated May 16, 2013. Please revise your discussion on page F-30 regarding the pending proceedings brought by the condominium associations to explain briefly why the amount of any potential loss cannot be reasonably estimated.

21. We note from your disclosure on page 146 that your maximum liability in connection with the outstanding bankruptcy claims is $3.9 million. In light of this maximum possible exposure, please explain how you determined that neither the amount accrued nor the maximum possible exposure for this matter was material for separate disclosure. If it is at least reasonably possible that a change in your estimate of probable liabilities could occur in the near term, please refer to ASC 450-20-50 and revise to disclose one of the following:

- Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

- Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

- Indicate that the amount cannot be estimated. To the extent that the amount cannot be estimated, please revise to briefly explain the reasons why an estimate cannot be made.

Unaudited Consolidated Financial Statements, page F-37

16. Stock-Based Compensation, page F-52

22. You disclose on page F-52 that in January 2013 LTIP awards with a fair value of $31.7 million were granted to management personnel and nonemployee members of the board of directors. Please address the following:

- Tell us whether your determination of fair value for the awards was contemporaneous or retrospective;

- To the extent applicable, reconcile the fair values that you used for equity transactions to the fair value indicated by the anticipated initial public offering or IPO price; and

- Provide us a detailed explanation of the significant inputs, factors, assumptions, and methodologies used in determining fair value using the Monte Carlo simulations-based option price model.

Please note that we will not be able to complete our evaluation of your response until the IPO price range has been disclosed.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Lisa Haynes Etheredge at (202) 551-3424 or Jeanne K. Baker at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via E-mail</u>
        Marc D. Jaffe, Esq.
        Senet S. Bischoff, Esq.
        Latham & Watkins LLP
        885 Third Avenue
        New York, NY 10022